Filed Pursuant to Rule 433
Registration No. 333-153608-03
January 22, 2009
Jersey Central Power & Light Company
Pricing Term Sheet

Issuer	Jersey Central Power & Light Company
Anticipated Ratings*	Baa2/BBB (Moody’s/S&P)
Principal Amount	$300,000,000
Security Type	7.35% Senior Notes Due 2019
Trade Date	January 22, 2009
Settlement Date	January 27, 2009; T+3
Maturity Date	February 1, 2019
Coupon Payment Dates	Semi-annual payments in arrears on February 1 and August 1
of each year, beginning on August 1, 2009
Call Structure	Make-whole call at T+50 bps
Benchmark	3.75% due November 15, 2018
Benchmark Price	109-23+
Benchmark Yield	2.618%
Reoffer Spread	475 bps
Reoffer Yield	7.368%
Coupon	7.35%
Price	99.873% of principal amount
Net Proceeds (%)	99.223%
Net Proceeds ($)	$297,669,000
Joint-Bookrunners	Greenwich Capital Markets, Inc. (25%)
Morgan Stanley & Co. Incorporated (25%)
UBS Securities LLC (25%)
Wachovia Capital Markets, LLC (25%)
CUSIP	476556DA0
ISIN	US476556DA05

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Greenwich Capital Markets, Inc. by calling toll-free at 1-866-884-2071, Morgan Stanley & Co. Incorporated by calling toll-free at 1-866-718-1649, UBS Securities LLC by calling toll-free at 1-877-827-6444, ext. 561-3884, or Wachovia Capital Markets, LLC by calling toll-free at 1-800-326-5897.